UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Federal Signal Corporation
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

313855108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 607,849
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 607,849
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,191,219
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,191,219
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,191,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 607,849
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 607,849
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,799,068
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,799,068
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,799,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,799,068
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,799,068
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,799,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,799,068
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,799,068
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,799,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,799,068
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,799,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,799,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,799,068
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,799,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,799,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,799,068
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,799,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,799,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,799,068
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,799,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,799,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 313855108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  One of the purposes of amending the Schedule 13D is to reflect the change in name of Ramius Capital Group, L.L.C. to Ramius LLC (“Ramius”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

The first paragraph of Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Starboard and Parche were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 3,799,068 Shares beneficially owned in the aggregate by Starboard and Parche is approximately $47,082,450, excluding brokerage commissions.

Item 4 is hereby amended to add the following:

On March 12, 2008, the Reporting Persons and the Issuer entered into a settlement agreement (the “Settlement Agreement”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  Pursuant to the terms of the Settlement Agreement, among other things, the Issuer agreed: (i) to appoint Dennis Martin (“Mr. Martin”) to serve as a Class I director on the Issuer’s board of directors (the “Board”), effective as of the execution of the Settlement Agreement, (ii) to hold the 2008 annual meeting of stockholders of the Issuer (the “2008 Annual Meeting”) on April 22, 2008, or within 30 days thereafter, (iii) to increase the size of the Board from nine to ten members, effective as of the date of the 2008 Annual Meeting, (iv) to nominate and recommend the election of Mr. Martin as a Class III director at the 2008 Annual Meeting to serve for a three-year term expiring at the Issuer’s annual meeting of stockholders in 2011, (v) to take all action necessary in furtherance of the appointment of Mr. Martin as a member of any special committee of the Issuer’s Board that may be established in the future during his term as a director, (vi) after the 2008 Annual Meeting, to immediately appoint a candidate, selected by the Reporting Persons and approved by the Issuer’s Corporate Governance Committee, to fill the Class I vacancy on the Board (the “Class I Director”), and (vii) to take all action necessary in furtherance of the appointment of the Class I Director as a member of the CEO Search Committee of the Board.  Additionally, upon execution of the Settlement Agreement, the Reporting Persons will have the right to appoint an observer to the Board, who will be permitted to be present at all meetings of the full Board of the Issuer and the CEO Search Committee.

Pursuant to the terms of the Settlement Agreement, among other things, the Reporting Persons agreed: (i) not to nominate any other person for election to the Board at the 2008 Annual Meeting, (ii) not to submit any proposal or bring any business other than specified in the Settlement Agreement before the 2008 Annual Meeting, (iii) to attend the 2008 Annual Meeting in person or by proxy and vote all the shares of common stock of the Issuer owned by the Reporting Persons and their affiliates (as defined in the Settlement Agreement) for the election of the 2008 Nominees and the ratification of the appointment of the Issuer’s independent registered public accounting firm, and (iv) not to directly or indirectly, from the date of the Settlement Agreement through the 2008 Annual Meeting, make any statements or take any actions in opposition to the election of the 2008 Nominees at the 2008 Annual Meeting, or enter into any agreement, understanding or arrangement with such purpose.

CUSIP NO. 313855108

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 47,787,969 Shares outstanding, as of January 31, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 27, 2008.

A.	Parche

(a)	As of the date hereof, Parche beneficially owned 607,849 Shares.

Percentage: Approximately 1.3%.

(b)	1. Sole power to vote or direct vote: 607,849
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 607,849
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Starboard

(a)	As of the date hereof, Starboard beneficially owned 3,191,219 Shares.

Percentage: Approximately 6.7%.

(b)	1. Sole power to vote or direct vote: 3,191,219
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,191,219
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	RCG Enterprise

(a)	As of the date hereof, RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interests therein, may be deemed the beneficial owner of the 607,849 Shares owned by Parche.

Percentage: Approximately 1.3%.

(b)	1. Sole power to vote or direct vote: 607,849
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 607,849
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Enterprise did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 313855108

D.	RCG Starboard Advisors

(a)
As of the date hereof, as the managing member of Parche and the investment manager of Starboard, RCG Starboard Advisors may be deemed the beneficial owner of the (i) 3,191,219 Shares owned by Starboard, and (ii) 607,849 Shares owned by Parche.

Percentage: Approximately 7.9%.

(b)	1. Sole power to vote or direct vote: 3,799,068
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,799,068
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

E.	Ramius

(a)	As of the date hereof, as the sole member of RCG Starboard Advisors, Ramius may be deemed the beneficial owner of the (i) 3,191,219 Shares owned by Starboard and (ii) 607,849 Shares owned by Parche.

Percentage: Approximately 7.9%.

(b)	1. Sole power to vote or direct vote: 3,799,068
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,799,068
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

F.	C4S

(a)	As of the date hereof, as the managing member of Ramius, C4S may be deemed the beneficial owner of the (i) 3,191,219 Shares owned by Starboard and (ii) 607,849 Shares owned by Parche.

Percentage: Approximately 7.9%.

CUSIP NO. 313855108

(b)	1. Sole power to vote or direct vote: 3,799,068
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,799,068
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

G.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As of the date hereof, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the (i) 3,191,219 Shares owned by Starboard and (ii) 607,849 Shares owned by Parche.

Percentage: Approximately 7.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,799,068
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,799,068

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

Item 6 is hereby amended to add the following:

On March 12, 2008, the Reporting Persons entered into the Settlement Agreement with the Issuer, the terms of which are described in Item 4.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Settlement Agreement, dated March 12, 2008.

CUSIP NO. 313855108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2008

PARCHE, LLC		RCG STARBOARD ADVISORS, LLC
By:	RCG Starboard Advisors, LLC, its managing member	By:	Ramius LLC, its sole member

STARBOARD VALUE AND		RCG ENTERPRISE, LTD
OPPORTUNITY MASTER FUND LTD.		By:	Ramius LLC,
By:	RCG Starboard Advisors, LLC, its investment manager		its investment manager

RAMIUS LLC
By:	C4S & Co., L.L.C., as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 313855108

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

PARCHE, LLC

592	10.9119	1/25/2008
7,408	10.9922	1/28/2008
5,600	10.7239	2/05/2008
2,400	10.6786	2/06/2008
8,000	10.7494	2/08/2008
8,000	10.8376	2/11/2008
8,000	11.0341	2/12/2008

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

3,108	10.9119	1/25/2008
38,892	10.9922	1/28/2008
29,400	10.7239	2/05/2008
12,600	10.6786	2/06/2008
42,000	10.7494	2/08/2008
42,000	10.8376	2/11/2008
42,000	11.0341	2/12/2008